RESULTS OF ANNUAL GENERAL MEETING HELD ON JUNE 17, 2011

Singapore, Singapore – June 17, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce that all the resolutions as set out in its Notice of Annual General Meeting dated May 20, 2011 were duly passed at its Annual General Meeting held today.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centres, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as the leading automotive manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

             dixon.chen@grayling.com